Pampa Energía, an independent company with active participation in Argentina’s electricity and gas value chain, announces the results for the fiscal year and quarter ended on December 31, 2022.

Buenos Aires, March 9, 2023

Stock information

Share capital net of repurchases and reductions
as of March 8, 2023
1,383.6 million common shares/
55.3 million ADS

Market capitalization
AR$689.8 billion/
US$1,831 million

Information about the videoconference

Date and time: Monday Mar-13
10 AM Eastern Standard Time
11 AM Buenos Aires Time

Access link:

bit.ly/Pampa4Q2022VC

For further information about Pampa

• Email:

investor@pampaenergia.com

• Website for investors:

ri.pampaenergia.com/en

• Argentina’s Securities and Exchange Commission:

www.argentina.gob.ar/cnv

• Securities and Exchange Commission:

sec.gov

Basis of presentation

Pampa’s financial information adopts US$ as functional currency, expressed in AR$ at transactional FX. However, our affiliates, Transener and TGS, report in local currency. Hence, their figures are adjusted by inflation as of December 31, 2022, except for previous periods already reported.

Main results from the quarter[1]

10% year-on-year increase in sales, recording US$448 million[2] in Q4 22, explained by better natural gas prices and higher sales of petrochemical reforming products and legacy energy, offset by the PPAs maturity at CTLL’s ST and CTP.

Outstanding operating performance in every business segment:

Pampa's main operational KPIs		Q4 22	Q4 21	Variation
Power	Generation (GWh)	5,175	4,670	+11%
	Gross margin (US$/MWh)	17.4	26.1	-33%

Hydrocarbon	Production (k boe/day)	61.6	58.1	+6%
	Gas over total production	91%	91%	-0%
	Average gas price (US$/MBTU)	3.9	3.1	+24%
	Average oil price (US$/bbl)	66.9	58.6	+14%

Petrochemicals	Volume sold (k ton)	120	114	+5%
	Average price (US$/ton)	1,285	1,266	+2%

7% year-on-year decrease in the adjusted EBITDA[3], recording US$183 million in Q4 22, explained by reductions of 74% in holding and others and 19% in power generation, partially offset by increases of 57% in oil and gas and 68% in petrochemicals.

Profit attributable to the Company’s shareholders of US$113 million, almost 3x the Q4 21 figure, mainly due to Ecuador’s arbitral compensation, higher gains from holding financial securities and depreciation over the passive monetary position in AR$. Certain PPAs’ maturity, higher income tax charges and financial interests partially offset the higher net income.

Net debt continued decreasing, reaching US$913 million, with a net leverage ratio of 1.2x.

[1] The information is based on FS prepared according to IFRS in force in Argentina. Only continuing operations are considered.

[2] It does not include sales from the affiliates CTBSA, Transener and TGS, which at our ownership account for US$ 74 million. Under IFRS, affiliates are not consolidated in Pampa, thus shown as ‘Results for participation in joint businesses and associates’.

3 Consolidated adjusted EBITDA represents the results before financial results, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For further information, see section 3 of this Earnings release.

Pampa Energía ● Earnings release Q4 22 ● 1

Table of contents

Basis of presentation	1
Main results from the quarter	1
1.	Relevant Events	3
1.1	Power generation segment	3

1.2	Oil and gas segment	4
1.3	Other news	5
2.	Financial highlights	6
2.1	Consolidated balance sheet	6
2.2	Consolidated income statement	7
2.3	Cash and financial borrowings	8
3.	Analysis of the Q4 22 results	10
3.1	Reconciliation of consolidated adjusted EBITDA	10
3.2	Analysis of the power generation segment	11
3.3	Analysis of the oil and gas segment	13
3.4	Analysis of the petrochemicals segment	16
3.5	Analysis of the holding and others segment	17
3.6	Analysis of the fiscal year, by subsidiary and segment	19
3.7	Analysis of the quarter, by subsidiary and segment	20
4.	Appendix	21
4.1	Power generation’s main operational KPIs	21
4.2	Oil and gas production in the main areas	22
5.	Glossary of terms	22

Pampa Energía ● Earnings release Q4 22 ● 2

1.	Relevant Events
1.1	Power generation segment

Wind expansion: acquisition of VAR and development of PEPE IV and PEPE VI

On December 16, 2022, Pampa acquired 100% of VAR, a company formerly owned by the Provincial Government of La Rioja. VAR operates PEA, a 100-MW wind farm located in Arauco, province of La Rioja. It has been selling its output under a 20-year RenovAr PPA since March 2020. The acquisition price amounts to US$170 million, of which US$128 million were paid at closing, while the balance will be settled in 12 monthly installments during 2023.

Regarding the expansion projects, 4 of the 18 4.5 MW Vestas wind turbines were commissioned in PEPE IV on December 29, 2022, and 4 additional wind turbines were online on February 25, 2023 (a total of 36 MW). Therefore, the full COD is estimated by the second quarter of 2023. Moreover, the construction of PEPE VI was announced on February 2023, a project that comprises 300 MW of wind energy in three stages. The first stage will install 94.5 MW, disbursing approximately US$186 million over a total investment exceeding US$500 million for the entire project. PEPE VI is located next to PEMC and PEPE II, 18 km from the city of Bahía Blanca, province of Buenos Aires. Pampa will mount 21 Vestas wind turbines, projecting its commissioning by the third quarter of 2024. Both wind farms will sell energy in the MAT ER under US$-PPA with private parties.

Commissioning of the closing to CCGT at CTEB

As of February 22, 2023, at midnight, CAMMESA commercially commissioned CTEB’s EBARTV01 unit for a gross capacity of up to 260 MW, thus completing the CCGT project. Since this milestone, CTEB bills the stipulated remuneration under the 10-year PPA with CAMMESA under SE Res. No. 220/07. Consequently, CTEB’s total gross capacity amounts to 827 MW, contributing a cleaner and more efficient plant to the national power grid.

Pampa, a co-controller shareholder with YPF, jointly invested more than US$250 million in the project. With this milestone, the guarantees’ resolutory condition as guarantors of CTBSA’s CB is fulfilled.

Updates to the legacy remuneration scheme (energy sold under spot or without PPA)

In December 2022, SE Res No. 826/22 increased 20% of the remuneration scheme as of June 2022, which is applicable from September 2022. Moreover, the Res. set a cumulative raise of 10% in December, 25% in February and 28% in August 2023. Finally, the Res. replaces the HMRT power remuneration with peak-hour energy generation as of November 2022.

Differential remuneration for CCGT under legacy energy

SE Res. No. 59/23 was published on February 7, 2023, seeking to promote the CCGT’s operational performance under the legacy energy scheme. Power producers are encouraged to execute a PPA with CAMMESA for up to 5 years, committing to maintain at least 85% net capacity availability.

In consideration, the capacity will be partially priced in US$, combining: (i) US$2,000/MW-month payment, linearly decreasing if availability falls below 85%, but setting a US$600/MW-month floor if availability is less than 50%; and (ii) 65% of the legacy’s capacity with DIGO price in AR$ for summer and winter, and 85% for the rest of the year. Moreover, the energy price generated by firing natural gas is US$3.5/MWh, US$6.1/MWh using FO o GO and US$8.7/MWh using biofuel. Operated and generated energy in peak hours will continue being remunerated in AR$ as legacy energy.

Pampa Energía ● Earnings release Q4 22 ● 3

Power producers may adhere to the Res. from 90 days after its publication. Pampa is analyzing because two CCGTs would apply under this scheme, CTLL and CTGEBA, with a 1,239 MW total capacity.

1.2	Oil and gas segment

Plan Gas.Ar: rounds 4 y 5

On December 22, 2022, rounds 4 (Neuquina Basin) and 5 (Austral Basin) were awarded through SE Res. No 860/22. In particular, rounds 4.1 and 5.1 extended most of the annual base volume from December 2024 until December 2028 under the following conditions:

•	Round 1: 48.0 million m3/day at a price of US$3.592/MBTU in Neuquina Basin and 2.4 million m3/day at a price of US$3.479/MBTU in Austral Basin; and
•	Round 3: 3 million m3/day priced at US$3.435/MBTU at Neuquina Basin.

Round 4.2 awarded new volumes until December 2028, which can be limited up to 30% with ENARSA as offtake to industrial clients and/or GNC, subject to the SE’s approval:

•	Annual flat commitment since July 2023: 11 million m3/day at a price of US$3.41/MBTU;
•	Annual flat commitment since January 2024: 3 million m3/day at a price of US$2.989/MBTU;
•	Peak commitment (winter) from 2024: 7 million m3/day at a price of US$4.249/MTBU; and
•	Peak commitment (winter) from 2025: 7 million m3/day at a price of US$3.597/MTBU.

Finally, round 5.2 awarded the maximum incremental volume vs. round 1 for 3.3 million m3/day at a price of US$7.319/MBTU for 2023-2028. CAMMESA is the client, with a daily DoP and monthly ToP of 80%.

Through round 4.1 results, Pampa extended until 2028 4.9 million m3/day awarded from round 1 at US$3.60/MBTU and 2 million m3/day from round 3 for US$3.347/MBTU. In addition, Pampa was granted an annual flat volume in round 4.2 for 4.8 million m3/day at US$3.485/MBTU, deliverable from July 2023.

Note: Production assumes maximum daily volumes are delivered per contract.

Permits to export gas to Chile

PEN Executive Order No. 730/22, issued on November 4, 2022, allows exports on a firm basis even in winter, prioritizing producers with the most competitive prices and/or contributing with a higher volume under Plan Gas.Ar, always prioritizing internal supply.

Therefore, SE Res. No. 774/22 was issued on November 16, 2022, establishing the following: (i) No producer will export more than 30% of the authorized export quota per basin or more than 50% of the commitment under Plan Gas.Ar; (ii) ToP export quotas per basin are assigned for higher offered volume (45%) and price (55%); (iii) export volume will reduce Plan Gas.Ar commitment only during off-peak months ; (iv) minimum price will be the higher between a percentage of Brent set by the applicable authority and the seasonal-adjusted Plan Gas.Ar price; (v) reduction on committed volumes under Plan Gas.Ar with CAMMESA and/or ENARSA (previously, reductions were available only with CAMMESA).

Pampa Energía ● Earnings release Q4 22 ● 4

In February 2023, the SE approved Pampa’s export requests on a ToP basis to Chile for a maximum of 1.31 million m3/day between May-June 2023 (winter months).

Foreign currency scheme access for incremental hydrocarbon production

SE Res. No. 13/23, dated January 13, 2023, instrumented the foreign currency access regime (MULC) for the incremental oil and gas production (scheme initially created by PEN Executive Order No. 277/22).

Access to MULC will be allowed to pay principal and interests on commercial or financial liabilities held with foreign parties, including liabilities with non-resident related companies, and/or profit and dividends corresponding to full audit annual financial statements, and/or repatriation of direct investment made by non-resident companies.

In the case of natural gas, the MULC quota equals 30% of the incremental injection valued at the rolling 12-month-weighted average export price of Argentina, net of export duties. For oil, the quota is equivalent to 20% of the quarter’s incremental production valued at Brent’s rolling 12-month-average quote, defined by the applicable authority, net of export duties and adjusted by the crude oil’s quality[4]. Moreover, the quotas may be assigned to direct suppliers, associated third parties and/or block operators.

Pampa submitted a request to join both schemes and the quota benefits calculations for the third and fourth quarters of 2022. However, as of today, the SE has not responded to our request.

1.3	Other news

Transener and TGS’s tariff situation

On December 2022, Transener and Transba’s tariff schemes dated February 2022 were incremented by 155% and 154%, respectively, applicable since January 1, 2023 (ENRE Res. No. 698/22 and 702/22).

On the other hand, TGS’s public hearing took place on January 4, 2023, requesting a 135% tariff increase on March 2022’s schemes, to be applicable since February 2023. As of today, TGS is awaiting a response from ENARGAS.

TGS: Vaca Muerta midstream service

On February 2023, TGS partially commissioned expansion works in the Tratayén plant, installing two gas conditioning modules of 3.5 million m3/day each. It is estimated that the commissioning will be completed during Q2 2023. Consequently, the plant’s total conditioning capacity will reach 15 million m3/day.

Board’s Appointments

The shareholders’ meeting of Pampa, dated December 27, 2022, approved the appointment of María Renata Scafati as an independent board member, replacing Santiago Fraschina until term completion. Hence, 40% of the Board of Pampa comprises female members.

4 1.13 for Medanito, 0.92 for Escalante and 1 for Northwest oil.

Pampa Energía ● Earnings release Q4 22 ● 5

2.	Financial highlights
2.1	Consolidated balance sheet
Figures in million	As of 12.31.2022		As of 12.31.2021
	AR$	US$ FX 177,16	AR$	US$ FX 102,72
ASSETS
Property, plant and equipment	383,464	2,165	170,390	1,659
Intangible assets	24,364	138	3,956	39
Right-of-use assets	1,521	9	1,231	12
Deferred tax asset	6,326	36	8,675	84
Investments in joint ventures and associates	159,833	902	79,500	774
Financial assets at amortized cost	18,000	102	10,821	105
Financial assets at fair value through profit and loss	4,867	27	2,998	29
Other assets	91	1	61	1
Trade and other receivables	3,415	19	3,379	33
Total non-current assets	601,881	3,397	281,011	2,736

Inventories	30,724	173	15,888	155
Financial assets at amortized cost	1,357	8	537	5
Financial assets at fair value through profit and loss	103,856	586	47,026	458
Derivative financial instruments	161	1	16	0
Trade and other receivables	83,328	470	40,892	398
Cash and cash equivalents	18,757	106	11,283	110
Total current assets	238,183	1,344	115,642	1,126

Total assets	840,064	4,742	396,653	3,861

EQUITY
Equity attributable to owners of the company	403,463	2,277	183,431	1,786

Non-controlling interest	1,157	7	609	6

Total equity	404,620	2,284	184,040	1,792

LIABILITIES
Investments in joint ventures	-	-	386	4
Provisions	26,062	147	14,444	141
Income tax and presumed minimum income tax liabilities	31,728	179	19,287	188
Deferred tax liabilities	19,854	112	-	-
Defined benefit plans	4,908	28	2,419	24
Borrowings	237,437	1,340	139,630	1,359
Trade and other payables	3,757	21	1,340	13
Total non-current liabilities	323,746	1,827	177,506	1,728

Provisions	779	4	560	5
Income tax liabilities	927	5	2,098	20
Taxes payables	4,966	28	2,314	23
Defined benefit plans	1,021	6	515	5
Salaries and social security payable	5,627	32	2,876	28
Derivative financial instruments	318	2	18	0
Borrowings	48,329	273	8,165	79
Trade and other payables	49,731	281	18,561	181
Total current liabilities	111,698	630	35,107	342

Total liabilities	435,444	2,458	212,613	2,070

Total liabilities and equity	840,064	4,742	396,653	3,861

Pampa Energía ● Earnings release Q4 22 ● 6

2.2	Consolidated income statement
	Fiscal year				Fourth quarter
Figures in million	2022		2021		2022		2021
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	242,182	1,829	144,641	1,508	73,434	448	40,901	406
Local market sales	196,723	1,478	121,638	1,270	59,861	364	33,063	328
Foreign market sales	45,459	351	23,003	238	13,573	84	7,838	78
Cost of sales	(150,891)	(1,148)	(91,342)	(955)	(46,094)	(283)	(28,690)	(289)

Gross profit	91,291	681	53,299	553	27,340	165	12,211	117

Selling expenses	(7,218)	(56)	(3,156)	(33)	(2,273)	(15)	(1,404)	(15)
Administrative expenses	(18,708)	(138)	(9,507)	(99)	(6,319)	(37)	(3,206)	(32)
Exploration expenses	(50)	-	(61)	-	(27)	-	(11)	-
Other operating income	19,066	131	10,196	105	8,721	52	1,332	13
Other operating expenses	(5,952)	(46)	(5,360)	(58)	(1,743)	(13)	(737)	(8)
Impairment of financial assets	(1,142)	(8)	(220)	(2)	(470)	(3)	9	1
Impairment of PPE, int. assets & inventories	(4,925)	(38)	(332)	(4)	(665)	(4)	(160)	(2)
Results for part. in joint businesses & associates	16,089	105	11,567	117	2,479	5	3,436	32

Operating income	88,451	631	56,426	579	27,043	150	11,470	106

Financial income	768	5	847	10	171	(1)	228	3
Financial costs	(30,488)	(221)	(17,512)	(185)	(12,361)	(73)	(3,384)	(34)
Other financial results	25,558	166	(1,545)	(14)	21,450	133	(4,358)	(43)
Financial results, net	(4,162)	(50)	(18,210)	(189)	9,260	59	(7,514)	(74)

Profit before tax	84,289	581	38,216	390	36,303	209	3,956	32

Income tax	(19,389)	(124)	(7,301)	(77)	(14,165)	(98)	485	6

Net income for continuing operations	64,900	457	30,915	313	22,138	111	4,441	38

Net income (loss) from discontinued operations	-	-	(7,129)	(75)	-	-	-	-

Net income (loss) for the period	64,900	457	23,786	238	22,138	111	4,441	38
Attributable to the owners of the Company	64,859	456	27,097	273	22,411	113	4,520	39
Continuing operations	64,859	456	30,823	312	22,411	113	4,520	39
Discontinued operations	-	-	(3,726)	(39)	-	-	-	-
Attributable to the non-controlling interests	41	1	(3,311)	(35)	(273)	(2)	(79)	(1)

Net income (loss) per share to shareholders	46.97	0.33	19.29	0.19	16.24	0.08	3.27	0.03
From continuing operations	46.97	0.33	21.94	0.22	16.24	0.08	3.27	0.03
From discontinued operations	-	-	(2.65)	(0.03)	-	-	-	-

Net income (loss) per ADR to shareholders	1,174.13	8.26	482.15	4.86	406.00	2.05	81.77	0.71
From continuing operations	1,174.13	8.26	548.45	5.55	406.00	2.05	81.77	0.71
From discontinued operations	-	-	(66.30)	(0.70)	-	-	-	-

Average outstanding common shares[1]	1,381	1,381	1,405	1,405	1,380	1,380	1,382	1,382.0
Outstanding shares by the end of period[1]	1,380	1,380	1,382	1,382	1,380	1,380	1,382	1,382.0

Note: 1 It includes shares from the Employee stock-based compensation plan, which as of December 31, 2022 and 2021 amounted to 3.9 million common shares.

Pampa Energía ● Earnings release Q4 22 ● 7

2.3	Cash and financial borrowings
As of December 31, 2022, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted

Power generation	528	524	688	688	161	165
Petrochemicals	-	-	-	-	-	-
Holding and others	0	0	-	-	(0)	(0)
Oil and gas	172	172	925	925	753	753
Total under IFRS/Restricted Group	700	696	1,613	1,613	913	917
Affiliates at O/S2	98	98	308	308	210	210
Total with affiliates	798	794	1,921	1,921	1,123	1,127

Note: Financial debt includes accrued interest. 1 It includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 2 Under IFRS, the affiliates CTBSA, Transener and TGS are not consolidated in Pampa.

Debt transactions

Pampa’s financial debt at the consolidated level under IFRS increased to US$1,613 million as of December 31, 2022 (+12% vs. the end of 2021). Net debt only increased by 5%, reaching US$913 million. The average interest rate for US$-bearing indebtedness was 8.4%, in which 84% of the Company’s gross debt is denominated, mainly at a fixed rate. US$-link indebtedness’s rate was 0%, and AR$ indebtedness’s average interest rate was 65.1%. Pampa’s consolidated financial debt averaged 3.6 years. The chart below shows the principal maturity profile, net of repurchases, in US$ million by the end of Q4 22:

Note: It only considers Pampa consolidated under IFRS; it does not include affiliates TGS, Transener, and CTBSA.

During Q4 22, Pampa issued the US$-link Series XIII CB for US$49.8 million at a 0% rate, maturing on December 2027. Pampa took net import pre-financing for US$0.8 million and short-term bank debt for AR$290 million. Moreover, Pampa paid US$9.1 million in pre-financings. After the quarter’s closing, Pampa issued Series XV CB for a total of AR$18,264[5] million at a Private Badlar plus 2% floating rate, maturing in 18 months, and re-opened Series XIII CB, issuing US$48.2 million. Also, Pampa paid short-term net bank debt for AR$10,065 million and net import pre-financing for US$0.7 million.

Regarding our affiliates, CTBSA re-opened the Series VI CB in US$-link on Q4 22, issuing US$58.6 million at a 0% rate, maturing in May 2025. Series VI’s US$10.8 million was exchanged with Series I CB, of which US$32.2 million is still outstanding. Additionally, CTBSA paid the syndicated loan’s final installment for US$2 million. Likewise, TGS took net import pre-financing for US$1 million, while Transener paid borrowings for AR$83 million. After the quarter’s closing, Transener paid borrowings for AR$56 million.

5 Two issuances in 2023: January 11 (AR$10,379 million) and March 6 (AR$7,885 million).

Pampa Energía ● Earnings release Q4 22 ● 8

As of this Earnings Release issuance, the Company complies with the covenants established in its debt agreements.

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount net of repurchases	Coupon
In US$
Pampa	CB Series T at discount & fixed rate[2]	2023	500	93	7.375%
	CB Series IX at par & fixed rate	2026	293	179	9.5%
	CB Series I at discount & fixed rate	2027	750	604	7.5%
	CB Series III at discount & fixed rate	2029	300	293	9.125%
TGS[1]	CB at discount at fixed rate	2025	500	470	6.75%

In US$-link
Pampa	CB Series XIII[3]	2027	98	98	0%
CTEB[1]	CB Series I4	2023	32	32	4%
	CB Series IV	2024	96	96	0%
	CB Series VI	2025	84	84	0%

In AR$
Pampa	CB Series VIII (Green Bond)	2023	3,107	3,107	Badlar Privada +2%
	CB Series XI	2024	21,655	21,655	Badlar Privada +0%
	CB Series XV5	2024	18,264	18,264	Badlar Privada +2%
CTEB[1]	CB Series VII	2023	1,754	1,754	Badlar Privada +2.98%
	CB Series VIII	2024	4,236	4,236	Badlar Privada +1%

In UVA
CTEB[1]	CB Series II	2024	65	65	4%

Note: 1 According to IFRS, affiliates are not consolidated in Pampa’s FS. 2 Net amount after the exchange. 3 Includes re-opening for US$48.2 million issued post-Q4 22. 4 Includes partial cancelation (US$10.8 million). 5 Issued post-Q4 22.

Credit rating

The following table shows the Pampa Group’s ratings:

Company	Agency	Rating
		Global	Local
Pampa	S&P	b-[1]	na
	Moody's	Caa3	na
	FitchRatings[2]	B-	AA (long-term) A1+ (short-term)
TGS	S&P	CCC+	na
	Moody's	Caa3	na
Transener	FitchRatings[2]	na	A+ (long-term)
CTEB	FitchRatings[2]	na	A+

Note: 1 Stand-alone. 2 Local ratings issued by FIX SCR.

Pampa Energía ● Earnings release Q4 22 ● 9

3.	Analysis of the Q4 22 results
Breakdown by segment Figures in US$ million	Q4 22			Q4 21			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Power generation	163	86	55	155	105	31	+5%	-19%	+75%
Oil and Gas	155	72	(8)	119	46	(5)	+30%	+57%	+60%
Petrochemicals	154	15	2	144	9	4	+7%	+68%	-50%
Holding and Others	4	10	63	7	38	9	-43%	-74%	NA
Eliminations	(28)	1	1	(19)	-	-	+47%	NA	NA

Total continuing operations	448	183	113	406	198	39	+10%	-7%	+187%

Note: Net income attributable to the Company’s shareholders.

3.1	Reconciliation of consolidated adjusted EBITDA
Reconciliation of adjusted EBITDA, in US$ million	Fiscal year		Fourth quarter
	2022	2021	2022	2021
Consolidated operating income	631	579	150	106
Consolidated depreciations and amortizations	212	205	52	58
EBITDA	843	784	202	164

Adjustments from generation segment	(23)	29	2	8
Deletion of equity income	(65)	(47)	2	(15)
Deletion of PPE's impairment	-	2	-	-
Deletion of provision recovery of PEPE IV bond	-	(13)	-	-
Deletion of gain from commercial interests	(24)	(24)	(7)	(4)
Deletion of provision in outages	6	8	-	-
Deletion of PPE activation in operating expenses	21	14	5	5
Greenwind's EBITDA adjusted by ownership	7	11	-	3
CTBSA's EBITDA adjusted by ownership	33	78	2	19
Adjustments from oil and gas segment	28	11	1	(0)
Deletion of PPE & inventories' impairment	30	-	1	-
Deletion of gain from commercial interests	(2)	(3)	(0)	(0)
Deletion of provision for environmental remediation	-	14	-	-
Adjustments from petrochemicals segment	2	2	2	2
Deletion of inventory impairment	2	2	2	2
Deletion of gain from commercial interests	(0)	(0)	(0)	(0)
Adjustments from holding & others segment	58	73	(23)	24
Deletion of equity income	(40)	(70)	(7)	(17)
Deletion of gain from commercial interests	(1)	(0)	(0)	(0)
Deletion of contigencies provision	-	12	-	-
Deletion of executive compensation liabilities' reversal	-	(7)	-	-
Deletion of intangible assets' impairment	6	-	1	-
Deletion of Arbitration Award in Ecuador	(37)	-	(37)	-
TGS's EBITDA adjusted by ownership	119	123	22	39
Transener's EBITDA adjusted by ownership	11	14	(2)	2

Consolidated adjusted EBITDA, continuing op.	908	899	183	198
At our ownership	906	899	183	198

Pampa Energía ● Earnings release Q4 22 ● 10

3.2	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2022	2021	∆%	2022	2021	∆%
Sales revenue	663	656	+1%	163	155	+5%
Local market sales	663	656	+1%	163	155	+5%
Foreign market sales	-	-	NA	-	-	NA
Cost of sales	(370)	(355)	+4%	(92)	(89)	+3%

Gross profit	293	301	-3%	71	66	+8%

Selling expenses	(3)	(2)	+50%	(1)	(1)	-
Administrative expenses	(39)	(31)	+26%	(10)	(10)	-
Other operating income	25	42	-40%	7	6	+17%
Other operating expenses	(5)	(5)	-	(2)	(1)	+100%
Impairment of intangible assets and inventories	-	(2)	-100%	-	-	NA
Results for participation in joint businesses	65	47	+38%	(2)	15	NA

Operating income	336	350	-4%	63	75	-16%

Finance income	1	4	-75%	-	1	-100%
Finance costs	(82)	(46)	+78%	(35)	(14)	+150%
Other financial results	72	(14)	NA	83	(27)	NA
Financial results, net	(9)	(56)	-84%	48	(40)	NA

Profit (loss) before tax	327	294	+11%	111	35	+217%

Income tax	(73)	(75)	-3%	(58)	(5)	NA

Net income (loss) for the period	254	219	+16%	53	30	+77%
Attributable to owners of the Company	253	218	+16%	55	31	+75%
Attributable to non-controlling interests	1	1	-	(2)	(1)	+43%

Adjusted EBITDA	395	467	-15%	86	105	-19%
Adjusted EBITDA at our share ownership	394	467	-16%	86	106	-19%

Increases in PPE	115	39	+195%	16	32	-50%
Depreciation and amortization	82	88	-7%	21	22	-5%

The 5% increase in power generation sales during Q4 22 is mainly explained by higher volumes and prices in legacy energy. Said pricing scheme is denominated in AR$ and had 20% and 10% cumulative increases in September and December 2022, respectively[6], exceeding the nominal depreciation of 20% in Q4 22. The capacity remuneration for our thermal legacy units was US$4.0 thousand/MW-month (+13% vs. Q4 21) and US$2.1 thousand/MW-month for hydros (+10% vs. Q4 21). 73% of the 5,088 MW operated by Pampa[7] is composed of legacy energy but represented just 32% of the Q4 22 segment’s sales.

Q4 22 sales also increased because of PEMC’s consolidation and higher gas volume assigned to CAMMESA as the second CTGEBA’s CCGT had a major overhaul in Q4 21. It is worth highlighting that fuel income only applies to PPAs under Energía Plus and SEE Res. No. 287/17, and in turn, the gas purchases to our E&P impact power generation costs. CAMMESA provides the remaining fuel for our thermal units without earning sales or accruing costs.

Those effects were partially offset by lesser PPA income due to contract maturities in CTLL’s ST and CTP (remunerated as legacy energy since November and July 2021, respectively) and the export incentive collected in Q4 21 from CAMMESA, discontinued in January 2022. In addition, we recorded an incident in CTLL’s GT05 in December 2022, which was put back on service in mid-January 2023.

6 Increases granted in December 2022. For further information, see section 1.1 of this release.

7 Under IFRS, we do not consolidate CTEB (567 MW) in our financial statements since it is an affiliate. However, it is an asset operated by Pampa and its EBITDA is incorporated to our shareholding to the total adjusted EBITDA.

Pampa Energía ● Earnings release Q4 22 ● 11

In operating terms, Pampa’s operated power generation grew 11% vs. Q4 21, while the Argentine power grid recorded a drop of 1%. The higher generation was mainly due to Q4 21’s programmed overhauls in CTEB, CTLL’s CCGT and second CTGEBA’s CCGT, partially offset by CTLL GT05’s outage and lesser gas availability in CTGEBA during Q4 22 (+343 GWh). Additionally, the higher output was explained by greater gas availability in CPB (+234 GWh) and better nature conditions in HPPL (+162 GWh) and wind farms (+38 GWh). However, these increases were partially offset by the gas depletion from Bolivia impacted in CTG and CTP (-199 GWh), lower liquid fuels usage in CTIW and CTPP (-43 GWh), and lesser water in HINISA and HIDISA (-32 GWh).

The availability of Pampa’s operated units reached 96.5% in Q4 22 (+93 basis vs. Q4 21’s 95.5%), mainly because of Q4 21’s programmed maintenance in CTLL’s CCGT and CTGEBA’s second CCGT and CPB’s outage in Q4 21, partially offset by CTLL’s GT05 incident in December 2022. Therefore, the thermal availability rate slightly improved from 95.3% in Q4 21 to 96.1% in Q4 22 (+76 basis points).

Power generation's key performance indicators	2022				2021				Variation
	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total
Installed capacity (MW)	938	324	3,826	5,088	938	206	3,826	4,970	-	+57%	-	+2%
New capacity (%)	-	100%	28%	27%	-	100%	43%	37%	-	-	-15%	-10%
Market share (%)	2.2%	0.8%	8.9%	11.9%	2.2%	0.5%	8.9%	11.6%	+0%	+0%	+0%	+0%

Fiscal year
Net generation (GWh)	1,438	888	15,985	18,311	1,343	838	15,252	17,433	+7%	+6%	+5%	+5%
Volume sold (GWh)	1,438	897	17,133	19,468	1,342	870	16,246	18,458	+7%	+3%	+5%	+5%

Average price (US$/MWh)	23	70	39	39	22	70	47	46	+3%	-1%	-17%	-16%
Average gross margin (US$/MWh)	6	58	23	23	4	58	31	30	+64%	-1%	-27%	-24%

Fourth quarter
Net generation (GWh)	550	233	4,391	5,175	419	195	4,055	4,670	+31%	+19%	+8%	+11%
Volume sold (GWh)	550	223	4,696	5,470	419	203	4,405	5,028	+31%	+10%	+7%	+9%

Average price (US$/MWh)	16	69	31	31	18	71	42	41	-11%	-3%	-25%	-24%
Average gross margin (US$/MWh)	3	58	17	17	-3	57	27	26	-188%	+1%	-37%	-33%

Note: Gross margin before amortization and depreciation. It includes CTEB, operated by Pampa (50% equity stake).

Without depreciation and amortizations, net operating costs rose 5% vs. Q4 21, mainly due to higher gas purchases either for generation or assigned to CAMMESA, and increased labor costs, which outnumbered the AR$ devaluation. Additionally, the lower electricity procured is explained by CTGEBA’s Plus unit outage in Q4 21. However, these effects were partially offset by a rise in delay interests from CAMMESA and lower maintenance costs.

Financial results from Q4 22 reached a net profit of US$48 million, while in Q4 21, a loss of US$40 million was recorded, mainly due to gains from the holding of financial instruments, partially offset by a raise of interests due to a higher debt stock in AR$ and the PEMC’s consolidation, in addition to higher foreign exchange losses from receivables.

Adjusted EBITDA from the power generation segment reached US$86 million in Q4 22 (-19% vs. Q4 21), mainly due to the end of CTLL, CTP and CTEB’s certain PPAs, CTLL’s GT05 outage and the rise of labor costs in US$, partially offset by higher legacy sales, PEMC’s consolidation and lower maintenance costs. In addition, the adjusted EBITDA considers CTEB (CTBSA)’s 50% ownership (US$2 million in Q4 22 vs. US$19 million in Q4 21) and PEMC (Greenwind)’s 50% share capital for US$3 million in Q4 21[8]. Adjusted EBITDA excludes items such as the commercial interests for late collection, mainly charged to CAMMESA, and PPE’s expenses as operating costs.

8 As of August 12, 2022 PEMC is consolidated into Pampa’s financial statemets.

Pampa Energía ● Earnings release Q4 22 ● 12

Finally, capital investments without CTEB registered US$16 million in Q4 22 (vs. US$32 million in Q4 21), mainly due to the advanced stage of the PEPE IV expansion project. The PEPE VI project was announced after the closing of Q4 22.

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh	Budget	% Executed @12/31/22
Thermal
Closing to CC Ensenada	260	PPA for 10 years	US$	23,962	10.5	43	253	91%	22-Feb-23

Renewable
Pampa Energía IV2	45	MAT ER	US$	na	na	58(3)	128	79%	Q2 2023 (est.)
Pampa Energía VI	94.5	MAT ER	US$	na	na	62(3)	186	0%	Q3 2024 (est.)

Note: 1 Amount without value-added tax. 2 18 MW out of 81 MW was commissioned on December 29, 2022. An additional 18 MW was commissioned on February 25, 2023. 3 Estimated average.

3.3	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2022	2021	∆%	2022	2021	∆%
Sales revenue	646	453	+43%	155	119	+30%
Local market sales	487	395	+23%	107	90	+19%
Foreign market sales	159	58	+174%	47	29	+63%
Cost of sales	(359)	(289)	+24%	(89)	(89)	-

Gross profit	287	164	+75%	66	30	+120%

Selling expenses	(36)	(18)	+100%	(9)	(10)	-10%
Administrative expenses	(60)	(46)	+30%	(16)	(14)	+14%
Other operating income	61	58	+5%	6	6	-
Other operating expenses	(26)	(28)	-7%	(4)	(2)	+100%
Impairment of financial assets	(2)	-	NA	(1)	1	NA
Impairment of PPE and inventories	(30)	-	NA	(1)	-	NA

Operating income (loss)	194	130	+49%	41	11	+273%

Finance income	2	3	-33%	-	1	-100%
Finance costs	(107)	(103)	+4%	(24)	(17)	+41%
Other financial results	(28)	(16)	+75%	(9)	(10)	-10%
Financial results, net	(133)	(116)	+15%	(33)	(26)	+27%

Profit (loss) before tax	61	14	NA	8	(15)	NA

Income tax	(16)	8	NA	(16)	10	NA

Net income (loss) for the period	45	22	+105%	(8)	(5)	+60%

Adjusted EBITDA	347	255	+36%	72	46	+57%

Increases in PPE and right-of-use assets	324	213	+52%	114	67	+70%
Depreciation and amortization	125	114	+10%	30	35	-14%

In Q4 22, sales from the oil and gas segment grew 30% vs. Q4 21, mainly due to the high gas export prices to Chile and the increased volume of gas and oil sold, partially offset by a lower volume of gas exported.

Pampa Energía ● Earnings release Q4 22 ● 13

Oil and gas' key performance indicators	2022			2021			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Fiscal year
Volume
Production
In thousand m3/day	0.8	9,811		0.7	8,004		+14%	+23%	+22%
In million cubic feet/day		346			283
In thousand boe/day	5.3	57.7	63.1	4.7	47.1	51.8
Sales
In thousand m3/day	0.8	9,842		0.7	8,122		+16%	+21%	+21%
In million cubic feet/day		348			287
In thousand boe/day	5.3	57.9	63.3	4.6	47.8	52.4

Average Price
In US$/bbl	69.6			58.8			+18%	+16%
In US$/MBTU		4.2			3.6

Fourth quarter
Volume
Production
In thousand m3/day	0.9	9,493		0.8	8,987		+10%	+6%	+6%
In million cubic feet/day		335			317
In thousand boe/day	5.7	55.9	61.6	5.2	52.9	58.1
Sales
In thousand m3/day	0.9	9,368		0.7	8,962		+18%	+5%	+6%
In million cubic feet/day		331			316
In thousand boe/day	5.5	55.1	60.7	4.7	52.7	57.4

Average Price
In US$/bbl	66.9			58.6			+14%	+24%
In US$/MBTU		3.9			3.1

Note: Net production in Argentina. Gas volume is standardized at 9,300 kilocalories (kCal).

In operating terms, total production reached 61.6 kboe/day in Q4 22 (+6% vs. Q4 21 but -10% vs. Q3 22 due to seasonality). Gas production reached 9.5 million m3/day (+6% vs. Q4 21 and -11% vs. Q3 22), mainly explained by the higher delivery volumes under Plan Gas.Ar, offset by lower exports to Chile. Analyzing by block, El Mangrullo recorded 6.9 million m3/day (+9% vs. Q4 21 and -15% vs. Q3 22), comprising 72% of our total gas output. However, this increase was partially offset by lower activity and the natural depletion at Rincón del Mangrullo (0.3 million m3/day, -25% vs. Q4 21 and similar to Q3 22). At Río Neuquén and Sierra Chata, the year-on-year production was similar. Still, compared to the previous quarter, Río Neuquén raised 5% its deliveries, while Sierra Chata decreased by 10% due to the demand seasonality.

Our gas price in Q4 22 was US$3.9/MBTU (+24% vs. Q4 21 but -20% vs. Q3 22 due to seasonality), mainly driven by exports with prices better than the local market, and to a lower extent, a slight increase in the industrial segment.

In Q4 22, our gas deliveries were allocated as follows: 28% as raw material to our thermal power units[9] and petchem plants, 23% sold to CAMMESA, 22% to the industrial/spot market, 14% to retail and 13% exported. On the other hand, in Q4 21, 40% of our gas deliveries were sold to the industrial/spot market, 22% was fired at our thermal and petrochemicals plants, 21% was exported, 15% supplied the retail segment, and the rest was sold directly to CAMMESA.

Oil production reached 5.7 kbbl/day in Q4 22 (+10% vs. Q4 22 and +5% vs. Q3 22), mainly due to higher foreign demand: 83% of the volume sold in Q4 22 was placed in the domestic market vs. 93% in Q4 21. Production grew at Gobernador Ayala, Los Blancos and Río Neuquén (+0.7 kbbl/day vs. Q4 21), offset by a slight decline of 0.2 kbbl/day at El Tordillo.

9 Plus Energy and SEE Res. No. 287/17.

Pampa Energía ● Earnings release Q4 22 ● 14

Our oil price in Q4 22 increased by 14% year-on-year, reaching US$66.9/barrel, mainly explained by the rise of the international Brent reference and the improvement of local prices.

By the end of Q4 22, we accounted for 895 productive wells vs. 884 as of December 31, 2021.

Pampa’s proven reserves (P1) by the end of 2022 amounted to 179 million boe, 14% higher than the 157 million boe recorded by the end of 2021. The higher shale reserve quantification from the Vaca Muerta formation mainly explains this increase, essentially driven by the performance of pilot wells at El Mangrullo and Sierra Chata blocks. During 2022, we tripled the certified shale volume, reaching 44 million boe, comprising 24% of Pampa’s P1 reserves (vs. 14 million boe or 9% of the 2021 P1 reserves). The tight gas addition is mainly from El Mangrullo and, to a lesser extent, from Río Neuquén.

Considering the production levels and additional reserves achieved in 2022, the replacement ratio amounted to 2.0, and the average reserve life was approximately 8.0 years. Moreover, 94% of the reserves are natural gas and 6% oil.

Pampa’s total proven reserves As of December 31, 2022 100% = 179 million boe	Evolution of Pampa’s certified proven reserves In million boe

Net operating costs in Q4 22, excluding depreciation, amortization and Plan Gas.Ar compensation grew 10% vs. Q4 21, mainly because of the higher activity (treatment and transportation), royalties, levies and taxes from higher price and volume sold, as well as increased costs in labor, partially offset by the reclassification of PPE made in Q4 21 well repair campaign to production cost. Compared to Q3 22, net operating expenses decreased by 12%, mainly due to seasonality (royalties and lower activity) and oil stock consumption in Q3 22, partially offset by the higher transportation cost of exported gas. As a result, lifting cost reached US$7.0/boe produced in Q4 22 (-3% vs. Q4 21 but +5% vs. Q3 22).

Financial results in Q4 22 recorded a net loss of US$33 million (+27% vs. Q4 21), mainly due to higher losses from devaluation over receivables and the Plan Gas.Ar’s subsidy component, in addition to the increased interests from the higher stock of AR$-debt, partially offset by gains from holding financial securities.

Our oil and gas adjusted EBITDA amounted to US$72 million in Q4 22 (+57% vs. Q4 21), mainly explained by the increased deliveries under Plan Gas.Ar, gas exports to Chile and better oil production and prices. These effects were partially offset by higher expenses related to the growing activity and increased royalties and payroll. The adjusted EBITDA of Q4 22 excludes the impairment of inventories.

Finally, in Q4 22, capital expenditures amounted to US$114 million (+70% vs. Q4 22), mainly driven by the growing commitments under Plan Gas.Ar.

Pampa Energía ● Earnings release Q4 22 ● 15

3.4	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2022	2021	∆%	2022	2021	∆%
Sales revenue	617	490	+26%	154	144	+7%
Local market sales	425	310	+37%	117	95	+23%
Foreign market sales	192	180	+7%	37	49	-25%
Cost of sales	(536)	(424)	+26%	(131)	(130)	+1%

Gross profit	81	66	+23%	23	14	+64%

Selling expenses	(17)	(13)	+31%	(5)	(4)	+25%
Administrative expenses	(5)	(4)	+25%	(1)	(1)	-
Other operating income	1	1	-	1	-	NA
Other operating expenses	(6)	(3)	+100%	(4)	(1)	+300%
Impairment of inventories	(2)	(2)	-	(2)	(2)	-

Operating income (loss)	52	45	+16%	12	6	+100%

Finance costs	(3)	(3)	-	(1)	(1)	-
Other financial results	6	(2)	NA	1	-	NA
Financial results, net	3	(5)	NA	-	(1)	-100%

Profit (loss) before tax	55	40	+38%	12	5	+140%

Income tax	(15)	(12)	+25%	(10)	(1)	NA

Net income (loss) for the period	40	28	+43%	2	4	-50%

Adjusted EBITDA	59	50	+18%	15	9	+68%

Increases in PPE	7	6	+17%	2	1	+100%
Depreciation and amortization	5	3	+67%	1	1	-

The petrochemicals segment’s adjusted EBITDA reached US$15 million in Q4 22 (+68% vs. Q4 21), mainly explained by the rise in local price and demand of reforming products, in addition to the lower costs of virgin naphtha and higher domestic sales of polystyrene, partially offset by lower margin and demand of styrene and SBR. The adjusted EBITDA excludes the impairment of inventories. The adjusted EBITDA fell 21% quarter-on-quarter, mainly due to lower reforming prices and decreased SBR volume sold, partially offset by off-peak gas costs.

Total volume sold grew 5% vs. Q4 21 to 120 thousand ton, mainly explained by local demand hike of octane bases associated with the recovery in gasoline consumption, offset by lower export of gasoline and sales of styrene products. Moreover, in Q4 21, 6 thousand ton of bases and gasoline were dispatched as toll processing, which was not recorded as volume sold.

Pampa Energía ● Earnings release Q4 22 ● 16

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming
Fiscal year
Volume sold 2022 (thousand ton)	114	46	262	421
Volume sold 2021 (thousand ton)	114	49	254	417
Variation 2022 vs. 2021	-1%	-7%	+3%	+1%

Average price 2022 (US$/ton)	2,093	2,310	1,044	1,464
Average price 2021 (US$/ton)	1,778	2,003	740	1,174
Variation 2022 vs. 2021	+18%	+15%	+41%	+25%

Fourth quarter
Volume sold Q4 22 (thousand ton)	30	10	81	120
Volume sold Q4 21 (thousand ton)	33	11	70	114
Variation Q4 22 vs. Q4 21	-9%	-13%	+15%	+5%

Average price Q4 22 (US$/ton)	1,939	2,282	926	1,285
Average price Q4 21 (US$/ton)	1,846	2,318	831	1,266
Variation Q4 22 vs. Q4 21	+5%	-2%	+11%	+2%

Note: 1 Includes Propylene.

In Q4 22, no financial results were recorded. In Q4 21, a US$1 million net loss was recorded, explained by higher gains from AR$ devaluation over certain raw material suppliers, partially offset by higher losses from holding financial securities.

Capital expenditures reached US$2 million in Q4 22 vs. US$1 million in Q4 21.

3.5	Analysis of the holding and others segment
Holding and others segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2022	2021	∆%	2022	2021	∆%
Sales revenue	20	22	-9%	4	7	-43%
Local market sales	20	22	-9%	4	7	-43%
Foreign market sales	-	-	NA	-	-	NA

Gross profit	20	22	-9%	4	7	-43%

Administrative expenses	(34)	(18)	+89%	(10)	(7)	+43%
Other operating income	44	4	NA	38	1	NA
Other operating expenses	(9)	(22)	-59%	(3)	(4)	-25%
Impairment of financial assets	(6)	(2)	+200%	(2)	-	NA
Impairment of intangible assets	(6)	-	NA	(1)	-	NA
Results for participation in joint businesses	40	70	-43%	7	17	-59%

Operating income (loss)	49	54	-9%	33	14	+136%

Finance income	9	4	+125%	1	2	-50%
Finance costs	(36)	(34)	+6%	(15)	(3)	NA
Other financial results	116	18	NA	58	(6)	NA
Financial results, net	89	(12)	NA	44	(7)	NA

Profit (loss) before tax	138	42	+229%	77	7	NA

Income tax	(20)	2	NA	(14)	2	NA

Net income for the period	118	44	+168%	63	9	NA

Adjusted EBITDA	107	127	-16%	10	38	-74%

Increases in PPE and intangible assets	5	2	+127%	2	1	+100%
Depreciation and amortization	-	-	NA	-	-	NA

Pampa Energía ● Earnings release Q4 22 ● 17

The holding and others segment, without considering the affiliates’ equity income (Transener and TGS), posted a US$27 million operating profit, while in Q4 21, it was a US$3 million loss, mainly explained by the arbitration award obtained in Ecuador for US$37 million, in addition to lower fees to third parties, partially offset by the updated executive compensation and lower accrued fees.

In Q4 22, financial results reached a net gain of US$44 million, while in Q4 21, it was a net loss of US$7 million, mainly due to FX difference gains over tax debt, partially offset by higher tax interests.

The adjusted EBITDA of our holding and others segment decreased by 74%, recording US$10 million in Q4 22. The adjusted EBITDA excludes the equity income from our participation in TGS and Transener. In turn, it adds the EBITDA adjusted by equity ownership in these businesses. Besides, it excludes the impairment of intangible assets and Ecuador’s award in Q4 22.

In TGS, the EBITDA adjusted by our stake was US$22 million in Q4 22 vs. US$39 million in Q4 21. The decline in the total adjusted EBITDA was mainly due to lower international reference prices and regulated income (although tariffs were increased in March 2022, they failed to offset the evolution of AR$ devaluation), in addition to the higher cost of gas in US$, used to replace thermal reduction at Cerri. However, these effects were partially offset by ethane price hikes, higher dispatched liquid volume and lower maintenance costs.

In Transener, the EBITDA adjusted by our stake recorded a loss of US$2 million in Q4 22 vs. a gain of US$2 million in Q4 21, mainly because the AR$ devaluation outnumbered the tariff increase.

Pampa Energía ● Earnings release Q4 22 ● 18

3.6	Analysis of the fiscal year, by subsidiary and segment
Subsidiary In US$ million	Fiscal year 2022				Fiscal year 2021
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	3	(0)	1	61.0%	4	(6)	4
Los Nihuiles	52.0%	0	(0)	1	52.0%	(3)	(5)	(1)

Greenwind[4]		13	-	2		22	72	(4)
Non-controlling stake adjustment		(7)	-	(1)		(11)	(36)	2
Subtotal Greenwind adjusted by ownership	50.0%	7	-	1	50.0%	11	36	(2)

CTBSA		67	278	82		156	220	98
Non-controlling stake adjustment		(33)	(139)	(41)		(78)	(110)	(49)
Subtotal CTBSA adjusted by ownership	50.0%	33	139	41	50.0%	78	110	49

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	352	161	209	100%	378	167	168
Subtotal power generation		395	300	253		467	302	218

Oil & gas segment
Pampa Energía	100.0%	347	753	45	100.0%	255	801	22
Subtotal oil & gas		347	753	45		255	801	22

Petrochemicals segment
Pampa Energía	100.0%	59	-	40	100.0%	50	-	28
Subtotal petrochemicals		59	-	40		50	-	28

Holding & others segment
Transener		41	(32)	10		54	(31)	(13)
Non-controlling stake adjustment		(30)	24	(7)		(40)	22	9
Subtotal Transener adjusted by ownership	26.3%	11	(8)	3	26.3%	14	(8)	(3)

TGS		407	271	182		425	310	204
Non-controlling stake adjustment		(288)	(192)	(129)		(302)	(220)	(145)
Subtotal TGS adjusted by ownership	29.3%	119	79	53	29.2%	123	90	59

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	(23)	(0)	62	100%	(11)	(91)	(12)
Subtotal holding & others		107	71	118		127	(9)	44

Deletions	100%	-	(210)	-	100%	-	(229)	-
Total consolidated from continuing operations		908	913	456		899	866	312
At our share ownership		906	1,127	456		899	1,099	312

Note: 1 The deletion corresponds to other companies, inter-companies or debt repurchases. 2 Net debt includes holding companies.
3 Attributable to the Company’s shareholders. 4 Consolidated in Pampa’s FS since August 12, 2022.

Pampa Energía ● Earnings release Q4 22 ● 19

3.7	Analysis of the quarter, by subsidiary and segment
Subsidiary In US$ million	Q4 22				Q4 21
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	0	(0)	(1)	61.0%	1	(6)	1
Los Nihuiles	52.0%	(0)	(0)	(3)	52.0%	(2)	(5)	(3)

Greenwind[4]		-	-	-		5	72	0
Non-controlling stake adjustment		-	-	-		(3)	(36)	(0)
Subtotal Greenwind adjusted by ownership	0.0%	-	-	-	50.0%	3	36	0

CTBSA		4	278	(3)		38	220	31
Non-controlling stake adjustment		(2)	(139)	2		(19)	(110)	(15)
Subtotal CTBSA adjusted by ownership	50.0%	2	139	(2)	50.0%	19	110	15

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	84	161	60	100%	85	167	18
Subtotal power generation		86	300	55		105	302	31

Oil & gas segment
Pampa Energía	100.0%	72	753	(8)	100.0%	46	801	(5)
Subtotal oil & gas		72	753	(8)		46	801	(5)

Petrochemicals segment
Pampa Energía	100.0%	15	-	2	100.0%	9	-	4
Subtotal petrochemicals		15	-	2		9	-	4

Holding & others segment
Transener		(6)	(32)	(5)		8	(31)	(3)
Non-controlling stake adjustment		5	24	4		(6)	22	2
Subtotal Transener adjusted by ownership	26.3%	(2)	(8)	(1)	26.3%	2	(8)	(1)

TGS		75	271	26		133	310	73
Non-controlling stake adjustment		(53)	(192)	(19)		(94)	(220)	(52)
Subtotal TGS adjusted by ownership	29.3%	22	79	8	29.2%	39	90	21

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	(10)	(0)	57	100%	(3)	(91)	(12)
Subtotal holding & others		10	71	63		38	(9)	9

Deletions	100%	1	(210)	1	100%	-	(229)	-
Total consolidated from continuing operations		183	913	113		198	866	39
At our share ownership		183	1,127	113		198	1,099	39

Note: 1 The deletion corresponds to other companies, inter-companies or debt repurchases. 2 Net debt includes holding companies.
3 Attributable to the Company’s shareholders. 4 Consolidated in Pampa’s FS since August 12, 2022.

Pampa Energía ● Earnings release Q4 22 ● 20

4.	Appendix
4.1	Power generation’s main operational KPIs
Power generation's key performance indicators	Hydroelectric			Wind				Subtotal hydro +wind	Thermal										Total
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2	PEPE 3-4[2]	PEA[3]		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	Eco- Energía	CTEB[4]	Subtotal
Installed capacity (MW)	265	388	285	100	53	71	100	1,262	780	361	30	620	100	100	1,253	14	567	3,826	5,088
New capacity (MW)	-	-	-	100	53	71	100	324	184	100	-	-	100	100	565	14	-	1,064	1,388
Market share	0.6%	0.9%	0.7%	0.2%	0.1%	0.2%	0.2%	2.9%	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	1.3%	8.9%	11.9%

Fiscal year
Net generation 2022 (GWh)	428	303	707	391	231	250	17	2,326	5,103	225	52	1,209	321	308	7,746	73	948	15,985	18,311
Market share	0.3%	0.2%	0.5%	0.3%	0.2%	0.2%	0.01%	1.7%	3.7%	0.2%	0.0%	0.9%	0.2%	0.2%	5.6%	0.1%	0.7%	11.6%	13.3%
Sales 2022 (GWh)	428	303	707	391	256	250	-	2,335	5,103	469	52	1,209	321	308	8,571	152	948	17,133	19,468

Net generation 2021 (GWh)	467	325	550	367	215	256	-	2,181	4,682	392	53	312	299	301	8,594	75	546	15,252	17,433
Variation 2022 vs. 2021	-8%	-7%	+29%	+6%	+7%	-2%	na	+7%	+9%	-43%	-1%	na	+7%	+2%	-10%	-3%	+74%	+5%	+5%
Sales 2021 (GWh)	467	325	550	367	247	256	-	2,212	4,692	624	53	313	299	300	9,266	153	546	16,246	18,458

Avg. price 2022 (US$/MWh)	23	38	15	69	74	66	na	41	19	77	41	33	118	99	39	40	90	39	39
Avg. price 2021 (US$/MWh)	18	34	18	71	73	67	na	41	31	45	84	75	126	100	34	33	na	47	46
Avg. gross margin 2022 (US$/MWh)	3	12	6	60	54	58	na	26	12	25	12	11	94	73	21	17	70	23	23
Avg. gross margin 2021 (US$/MWh)	(6)	12	7	61	55	58	na	25	26	10	41	12	103	78	17	12	na	31	30

Fourth quarter
Net generation Q4 22 (GWh)	171	101	278	101	56	59	17	783	1,215	27	18	386	41	55	2,173	18	459	4,391	5,175
Market share	0.5%	0.3%	0.8%	0.3%	0.2%	0.2%	0.05%	2.2%	3.5%	0.1%	0.1%	1.1%	0.1%	0.2%	6.2%	0.1%	1.3%	12.6%	14.8%
Sales Q4 22 (GWh)	171	101	278	101	63	59	-	773	1,215	100	18	387	41	55	2,389	35	459	4,696	5,470

Net generation Q4 21 (GWh)	200	104	116	86	52	58	-	615	1,061	222	22	152	62	77	2,182	16	260	4,055	4,670
Variation Q4 22 vs. Q4 21	-14%	-3%	####	+17%	+9%	+3%	na	+27%	+14%	-88%	-17%	na	-34%	-29%	-0%	+15%	+76%	+8%	+11%
Sales Q4 21 (GWh)	200	104	116	86	59	58	-	623	1,071	290	22	152	62	77	2,440	30	261	4,405	5,028

Avg. price Q4 22 (US$/MWh)	15	28	12	70	72	66	na	31	18	88	29	26	na	131	34	33	21	31	31
Avg. price Q4 21 (US$/MWh)	12	26	20	72	74	67	na	35	25	31	26	52	149	97	31	43	na	42	41
Avg. gross margin Q4 22 (US$/MWh)	(1)	1	5	61	54	57	na	19	12	14	4	7	na	94	19	12	10	17	17
Avg. gross margin Q4 21 (US$/MWh)	(11)	2	6	61	54	56	na	17	17	10	(1)	18	120	75	18	18	na	27	26

Note: Gross margin before amortization and depreciation 1 Fully owned by Pampa since August 12, 2022. Before, it was operated by Pampa with a 50% of equity stake. 2 On December 29, 2022, 18 MW of PEPE IV was commissioned, plus another 18 MW on February 25, 2023. 3 Acquired on December 16, 2022. 4 Operated by Pampa (50% equity stake)

Pampa Energía ● Earnings release Q4 22 ● 21

Pampa Energía ● Earnings release Q4 22 ● 22

4.2	Oil and gas production in the main areas
In kboe/day at ownership	Fiscal year			Fourth quarter
	2022	2021	Variation	2022	2021	Variation
Gas
El Mangrullo	41.9	32.6	+28%	40.3	37.0	+9%
Río Neuquén	8.8	7.2	+23%	9.1	9.1	-0%
Sierra Chata	3.9	3.1	+23%	3.3	3.3	+2%
Rincón del Mangrullo[1]	2.0	3.1	-34%	1.8	2.4	-25%
Others	1.2	1.1	+7%	1.3	1.1	+18%
Total gas at O/S	57.7	47.1	+23%	55.9	52.9	+6%

Oil
El Tordillo[2]	2.6	2.5	+5%	2.7	2.9	-7%
Gobernador Ayala	1.1	0.9	+17%	1.2	1.0	+28%
Associated oil[3]	1.1	0.9	+12%	1.2	1.0	+18%
Others	0.5	0.3	+82%	0.6	0.4	+65%
Total oil at O/S	5.3	4.7	+14%	5.7	5.2	+10%

Total	63.1	51.8	+22%	61.6	58.1	+6%

Note: Production in Argentina 1 It does not include shale formation. 2 It includes La Tapera – Puesto Quiroga block. 3 From gas fields.

5.	Glossary of terms
Term	Definition
ADR/ADS	American Depositary Receipt
AR$	Argentine Pesos
Bbl	Barrel
Boe	Barrels of oil equivalent
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.(Argentine Wholesale Electricity Market Clearing Company)
CB	Corporate Bonds
CCGT	Combined Cycle
CPB	Piedra Buena Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
DIGO	Guaranteed Availability Commitments
DoP	Deliver or Pay
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
ENARGAS	Ente Nacional Regulador del Gas (National Gas Regulatory Entity)
ENARSA	Energía Argentina S.A. (former Integración Energética Argentina S.A.)
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
Pampa Energía ● Earnings release Q4 22 ● 23

ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)
FS	Financial Statements
FV	Face value
FX	Nominal exchange rate
Greenwind	Greenwind S.A.
GT	Gas turbine
GWh	Gigawatt-hour
HIDISA	Diamante Hydro Power Plant
HINISA	Los Nihuiles Hydro Power Plant
HMRT	Horas de Alto Requerimiento Térmico del Mes (Hours of the month with high thermal demand)
HPPL	Pichi Picún Leufú Hydro Power Plant
IFRS	International Financial Reporting Standards
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
M3	Cubic meters
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million British Thermal Units
MULC	Mercado Único y Libre de Cambios (Free and Single Exchange Market)
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
Pampa / The Company	Pampa Energía S.A.
Pampa Group	Pampa Energía S.A. and its subsidiaries
PEA	Arauco Wind Farm, stage 1 and 2
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEN	Poder Ejecutivo Nacional (National Executive Branch)
PEPE	Pampa Energía Wind Farm
Plan Gas.Ar	Re-assurance and Strengthening of the Federal Hydrocarbon Production through Self-Supply, Exports, Replacement of Imports and the Expansion of the Transportation System to All the Country’s Hydrocarbon Basins 2023 – 2028 Plan (Executive Order No. 730/22) and the Argentine Natural Gas Production Promotion Plan – 2020 – 2024 Supply and Demand Scheme (Emergency Executive Order No. 892/20 and supplementary provisions)
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
Q3 22/Q3 21	Third quarter of 2022/ Third quarter of 2021
Q4 22/Q4 21	Fourth quarter of 2022/Fourth quarter of 2021
Res.	Resolution/Resolutions
SE	Secretariat of Energy
SEE	Under Secretariat of Electric Energy (former Secretariat of Electric Energy)
ST	Steam turbine
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric ton
ToP	Take or Pay
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
VAR	Vientos de Arauco Renovables S.A.U.